UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): June 3, 2013

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On June 3, 2013, Ashland Inc. announced that all of the remaining outstanding 9.125% Senior Notes due 2017 ("Notes") were redeemed effective as of June 1, 2013 (the "Redemption Date").

Holders of the Notes were paid $1,045.63 per $1,000.00 aggregate principal amount of the Notes plus accrued and unpaid interest up to, but not including, the Redemption Date.

A copy of the news release announcing the completion of the redemption is hereby incorporated by reference and attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits

Exhibit	Description
99.1	News Release dated June 3, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.
(Registrant)

June 3, 2013

/s/ J. Kevin Willis

J. Kevin Willis
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit   **Description**

99.1   News Release dated June 3, 2013.

EXHIBIT 99.1

News Release



June 3, 2013

Ashland Inc. completes redemption of all remaining outstanding 9.125% senior notes due 2017

COVINGTON, Ky. - Ashland Inc. (NYSE: ASH) today announced that all remaining outstanding 9.125% Senior Notes due 2017 (Notes) were redeemed effective as of June 1, 2013 (the redemption date).

Last July, the company had announced a cash tender offer for any and all of its outstanding $650 million aggregate principal amount of the Notes due 2017. Approximately 88 percent of the outstanding Notes were tendered at that time. The remaining 12 percent of outstanding Notes, or approximately $78 million aggregate principal amount, have now been redeemed.

Holders of the Notes were paid $1,045.63 per $1,000.00 aggregate principal amount of the Notes plus accrued and unpaid interest up to, but not including, the redemption date.

About Ashland
In more than 100 countries, the people of Ashland Inc. provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care, pharmaceutical, tissue and towel, and water treatment. Visit ashland.com to see the innovations we offer through our four commercial units - Ashland Specialty Ingredients, Ashland Water Technologies, Ashland Performance Materials and Ashland Consumer Markets.

C-ASH

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™Trademark of Ashland or its subsidiaries, registered in various countries

FOR FURTHER INFORMATION:
Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Investor Relations:
Jason Thompson
+1 (859) 815-4454
jlthompson@ashland.com